SUB-ITEM 77M:  Mergers
A special meeting (Meeting) of the shareholders of SouthTrust Funds (Trust) was held at 5800 Corporate Drive, Pittsburgh, Pennsylvania 15237-7000, at 2:00 p.m. (Eastern time), on March 16, 2005.
At the Meeting, shareholders approved an Agreement and Plan of Reorganization between the Trust and Wachovia Corporation , on behalf of its series, Evergreen Funds (New Funds), whereby the New Funds would acquire all of the assets of the Trust in exchange for shares of the New Funds to be distributed pro rata by the Trust to its shareholders in complete liquidation and termination of the Trust (Reorganization). As a result, effective March 21, 2005, each shareholder of the Trust became the owner of New Funds shares having a total net asset value equal to the total net asset value of his or her holdings in the Trust. The Board of Directors, at its meeting on December 9, 2004, unanimously voted to approve the Reorganization.
The Agreement and Plan of Reorganization for this reorganization is hereby incorporated by reference from the definitive Proxy Statement filed with the SEC on February 16, 2005.
Form N-8f, an Application for Deregistration of Investment Companies, was filed with the SEC on behalf of the Trust on April 29, 2005.